UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of August, 2020
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of SFL Corporation Ltd. (the "Company"), dated August 18, 2020, announcing preliminary financial results for the quarter ended June 30, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL Corporation Ltd.

Date: August 31, 2020	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	SFL Management AS
(Principal Executive Officer)

Preliminary Earnings Release

Q2 2020

SFL Corporation Ltd.

Preliminary Q2 2020 results and quarterly cash dividend of $0.25 per share

Hamilton, Bermuda, August 18, 2020. SFL Corporation Ltd. (“SFL” or the “Company”) today announced its preliminary financial results for the quarter ended June 30, 2020.

Highlights
•66th consecutive quarterly dividend declared, $0.25 per share
•Operating revenue of $118 million, and net income of $12 million in the second quarter, after approximately $15.8 million in non-recurring and/or non-cash negative adjustments
•Received charter hire1 of approximately $158 million in the quarter from the Company’s vessels and rigs, including $5.2 million of profit share
•Adjusted EBITDA2 of $95.9 million from consolidated subsidiaries, plus an additional $25.1 million adjusted EBITDA2 from wholly owned non-consolidated subsidiaries
•Increased the fixed rate charter backlog by approximately $95 million, including charter extensions for seven container vessels and a vessel acquisition
•Redelivered two VLCCs to Hunter Group on August 18, 2020

Ole B. Hjertaker, CEO of SFL Management AS, said in a comment:

“The Covid-19 outbreak has caused increased volatility in many markets, and we are pleased to see that our business operations have not been materially impacted and all our customers are paying charter hire on time. We are careful and selective in our investments, and with a diversified fleet of assets our aim is to mitigate volatility by timing our investments in each sector through the market cycles.

Our financing structure and consistent ability to access attractively priced capital has allowed us to continuously renew our fleet and pursue profitable growth opportunities. As a result, more than $2.3 billion has been returned to shareholders through dividends since 2004, and we have a significant charter backlog supporting future distribution capacity”

Quarterly Dividend

The Board of Directors has declared a quarterly cash dividend of $0.25 per share. The dividend will be paid on or around September 30, to shareholders on record as of September 17, and the ex-dividend date on the New York Stock Exchange will be September 16, 2020.

Results for the Quarter ended June 30, 2020

The Company reported total U.S. GAAP operating revenues on a consolidated basis of $118.5 million in the second quarter of 2020, compared to $121.9 million in the previous quarter. This figure is lower than charter hire received as it excludes $14.0 million of charter hire accounted for as ‘repayment of investment in sales-type, direct financing leases and leaseback assets’ that is not reflected in the income statement.
In addition, 100% owned subsidiaries which are classified as ‘investment/deficit in associates’ for accounting purposes, received charter hire of $25.1 million for the quarter that is also not included in the U.S. GAAP operating revenue number above.

1 Charter hire represents the amounts billable in the period by the Company and its 100% owned associates for chartering its vessels. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income including profit share. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.
2 ‘Adjusted EBITDA’ is a non-GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.

1

The Company recorded non-recurring and/or non-cash items of approximately $15.8 million, including net negative effects relating to interest rate hedges, currency swaps and equity investments totalling $7.3 million, settlements of interest rate swaps of $4.5 million in connection with a refinancing, amortization of deferred charges of $2.6 million and increased credit loss provisions of $1.4 million.

Reported net income pursuant to U.S. GAAP for the quarter was $11.9 million, or $0.11 per share.

Business Update

As of June 30, 2020, and adjusted for subsequent acquisitions and divestments, the fixed rate charter backlog from the Company’s fleet of 85 vessels and rigs was approximately $3.4 billion, with an average remaining charter term of approximately 4.2 years, or 7.3 years if weighted by charter revenue. In addition to the charter hire from vessels on long term charters, SFL also receives hire from vessels employed in the short term market and from profit share arrangements.

Some of the long term charters include purchase options which, if exercised, may reduce the fixed rate charter backlog and the average remaining charter term. At the same time, the exercise of any such repurchase options will increase capital available to be deployed for new investments. Additionally, several charters include a profit sharing feature that may increase the Company’s future operating results.

Most of SFL’s vessels are employed on time charters where the Company performs technical, operational and commercial management of the vessels. In addition, some vessels are employed on bareboat charters where the Company’s customers are responsible for these management services.

Liners
SFL has a liner fleet of 48 container vessels and two car carriers. The liner fleet generated approximately $79.6 million in gross charter hire in the second quarter, including $0.7 million of profit share from fuel savings. Of the total gross charter hire, approximately 97% was derived from vessels on long term charters and approximately 3% was derived from vessels on short term charters.

Over the last quarter, the larger liner operators have shown resilience through the ability to cut capacity and costs, improving freight margins and earnings. Liner operator performance has also been positively impacted by lower fuel costs. According to market sources, liner operators have recently seen an increase in volumes and have reinstated earlier blanked sailings on several trade routes.

As of June 30, 2020, the fixed rate backlog from SFL’s liner fleet was approximately $1.8 billion, with an average remaining charter term of approximately 4.8 years or 7.7 years if weighted by charter revenue. The world’s two largest liner operators, Maersk and MSC, account for 84% of the liner backlog.

During the second quarter, SFL agreed to extend the charters for seven 4,100 teu container vessels on charter to MSC until 2025. The extensions added approximately $38 million to SFL’s fixed rate charter backlog.

Tankers
SFL had twelve crude oil, product and chemical tankers in the quarter, with the majority employed on long term charters. The vessels generated approximately $27 million in gross charter hire in the second quarter, including approximately $4.5 million in profit share.

After a very strong first quarter, the crude oil tanker market softened during the second quarter as a result of oil supply cuts and inventory drawdowns together with tanker supply increasing capacity, resulting in lower freight rates.

The VLCCs chartered to Frontline Shipping Limited (“FSL”) generated $8.1 million, including profit share of $4.5 million. The net contribution from the Company’s two Suezmax tankers was approximately $6.0 million for the quarter, compared to $8.2 million in the first quarter. This was lower primarily as one of the Suezmax’ tankers carried out special survey and scrubber retrofitting during the quarter, resulting in fewer trading days.

In the second quarter, the Company acquired the 2020-built scrubber fitted VLCC Landbridge Wisdom in combination with a seven year bareboat charter to the Landbridge Group. The vessel was delivered in May and has been sub-chartered for three years to an oil major on time charter terms. The acquisition price of $65 million was financed by a $50 million non-recourse debt facility, and the transaction will have full earnings effect in the third quarter.

On August 18, 2020, the Company redelivered two VLCCs to Hunter Group after declaration of purchase options. The transaction increases SFL’s cash balance by approximately $23 million.

Dry Bulk
The Company owns 22 dry bulk carriers, 12 of which are employed on long term charters, and ten of which are trading in the short term market. SFL generated approximately $26.2 million in gross charter hire from the dry bulk fleet in the second quarter. Of this amount, approximately 84% was derived from vessels on long term time charters and approximately 16% was derived from vessels on short term time charters.

During the first half of 2020, seaborne dry bulk trade was severely disrupted as the Covid-19 pandemic negatively impacted demand and created logistical issues, including port closures and quarantine restrictions. The freight market began to improve towards the end of the second quarter as China reopened its economy, driving a strong increase in demand for certain dry bulk commodities. Continued uncertainty remains, however, as the pandemic is still impacting global economic activity.

During the quarter the Company had nine dry bulk vessels ranging between 32,000 and 57,000 dwt, employed in the spot and short term market. The vessels generated approximately $2.4 million in net charter hire during the second quarter, compared to $2.5 million in the previous quarter. Subsequent to quarter end the 57,000 dwt Supramax SFL Hudson ended its charter with Hyundai Glovis, and has since entered a chartering pool arrangement.

Offshore
SFL owns three drilling rigs chartered out to subsidiaries of Seadrill Limited (“Seadrill”). All three rigs were employed on bareboat charters and generated approximately $25.1 million in charter hire in the second quarter.

The harsh environment jack-up rig West Linus has been sub chartered to ConocoPhillips until the end of 2028, while the harsh environment semi-submersible rig West Hercules is employed on consecutive sub charters to Equinor in the North Sea. The semi-submersible rig West Taurus remains in lay up in Norway.

Seadrill has disclosed that they have appointed financial and legal advisors to evaluate comprehensive restructuring alternatives to reduce debt service costs and overall indebtedness. SFL believes it will be in all stakeholders' interest to have a financially stronger counterparty, and has engaged in dialogue with Seadrill as well as its senior lenders, to find a sustainable path going forward.

Financing and Capital Expenditure
As of June 30, 2020, SFL had approximately $152 million of cash and cash equivalents, excluding cash held in wholly owned non-consolidated subsidiaries. The Company had marketable securities of approximately $35.3 million, based on market prices at the end of the quarter. This included 1.4 million shares in Frontline Ltd. and financial investments in secured bonds and other securities.

Despite volatile markets and continued macroeconomic uncertainty, the Company entered into a five year $175 million bank facility for the refinancing of four 8,700 TEU vessels during the quarter at historically low interest cost levels. The Company also redeemed its NOK 500 million bond which came to maturity in June 2020.

During the second quarter, SFL renewed its dividend reinvestment plan and ATM program, under which the Company may issue shares from time to time through open market sales. To date, approximately 1.2 million shares have been issued, raising net proceeds of approximately $12.7 million.

Strategy and Outlook
The impacts of the Covid-19 pandemic continued in the second quarter for shipping and commodity markets, with some signs of recovery in certain markets towards the end of the quarter. Although some analysts expect a rebound in the global economy next year, the outlook for shipping and commodity markets remain uncertain.

SFL has taken significant measures across its operations to ensure the continued health and safety of its crew on board vessels as well as its onshore employees. With strong focus and strict routines in place, SFL has had no significant disruptions to any of its operations thus far.

The Company remains well positioned to invest in new opportunities, with the ability to source and raise finance during challenging market conditions, at a time when many of the traditional maritime financiers are scaling back. With an expected rebound in the global economy post Covid-19, the Company foresees increased transaction volume going forward.

Accounting Items
Under accounting principles generally accepted in the United States of America (“U.S. GAAP”), long term lease financing arrangements for 11 of our container vessels require us to report seven of these vessels as ‘Vessels and equipment under finance lease, net’ and the remaining four as ‘Investment in direct financing leases’, with the corresponding lease debt reported as ‘finance lease liability’, short and long term.

Additionally, another 21 container vessels and six VLCCs are also reported as ‘Investment in sales-type, direct financing leases and leaseback assets’ in the Company’s consolidated accounts.

Also under U.S. GAAP, subsidiaries owning the drilling units West Hercules, West Taurus and West Linus have been accounted for as ‘investment/deficit in associates’ using the ‘equity method’.

All these equity accounted subsidiaries are wholly owned by SFL, but due to the conservative structure of the leases, SFL is not deemed to be ‘primary beneficiary’ of the subsidiaries according to U.S. GAAP and therefore does not consolidate those entities. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these subsidiaries are not shown in SFL’s consolidated income statement. Instead, the net contribution from these subsidiaries is recognized as a combination of ‘Interest income from associates’ and ‘Results in associates’.

In SFL’s consolidated balance sheet, the total investment of the Company is a combination of ‘Investment/deficit in associates’ and ‘Amount due from related parties - Long term’. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans.

ASU 2016-13 "Financial Instruments - Credit Losses" was effective for fiscal years and interim periods beginning after December 15, 2019. For assets classified as financial assets, including several of SFL’s leases, this ASU requires that a calculation of a credit loss provision based on historical experience, current conditions, and reasonable supportable forecasts is carried out each quarter and recorded on the balance sheet, with the corresponding change in the provision being recorded on the profit and loss statement. At the end of the second quarter the Company, including its 100% owned subsidiaries accounted for as associates, carried a cumulative calculated credit loss provision of $36.1 million. The change from the previous period was $1.4 million which mainly relates to subsidiaries classified as ‘investment/deficit in associates’.

Non-GAAP Financial Measures
In this press release we present additional information and measures in a way we believe will be most meaningful and useful to investors, analysts and others who use our financial information to evaluate our current and expected future cash flows. Some of the measurements we use are considered non-GAAP financial measures under SEC rules and regulations. In this release, we present Adjusted EBITDA which is a non-GAAP financial measure as defined in SEC Regulation G. We believe that this non-GAAP financial measure, which may be defined and calculated differently by other companies, better explains and enhances the understanding of our business. However, this measure should not be viewed as a substitute for measures determined in accordance with U.S. GAAP.

Adjusted EBITDA is a cash measure for the Company representing the net cash received from operating activities before net interest and capital payments. It is the equivalent of charter hires billable less cash operating expenses. See Appendix 1.

Forward Looking Statements
This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management's examination of historical operating trends, data contained in the Company’s records and other data available from first parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, dry docking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

August 18, 2020

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

Questions can be directed to SFL Management AS:

Aksel C. Olesen, Chief Financial Officer: +47 23114036
André Reppen, Chief Treasurer and Senior Vice President: +47 23114055
Marius Furuly, Vice President: +47 23114016

For more information about SFL, please visit our website: www.sflcorp.com

SFL CORPORATION LTD.
SECOND QUARTER 2020 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Jun 30,	Mar 31,	2019
except per share data)	2020	2020	(audited)
Charter revenues - operating lease	94,427	96,546	383,059
Charter revenues: sales-type, direct financing and leaseback assets (net of charter hire treated as Repayments)(1)	18,868	18,944	70,175
Profit share income	4,495	5,863	5,615
Income from split of scrubber fuel-cost savings	675	543	—
Total operating revenues	118,465	121,896	458,849
Gain/(loss) on sale of assets and termination of charters	(25)	2,275	—

Vessel operating expenses	(38,374)	(40,390)	(134,434)
Administrative expenses	(2,533)	(3,512)	(10,203)
Depreciation	(28,125)	(27,173)	(116,381)
Vessel impairment charge	—	(80,511)	(60,054)
Total operating expenses	(69,032)	(151,586)	(321,072)

Operating income/(loss)	49,408	(27,415)	137,777

Results in associates(2)	3,734	2,512	17,054
Interest income from associates(2)	3,532	3,532	14,128
Interest income, other	315	907	5,936
Interest expense	(32,428)	(34,224)	(136,974)
Amortization of deferred charges	(2,649)	(1,972)	(8,084)
Gain or (loss) on Investments in debt and equity securities	(4,674)	(13,562)	67,701
Income (expense) related to non-designated derivatives	(8,240)	(23,380)	(2,255)
Other financial items	2,900	6,548	(6,106)
Taxes	—	—	—
Net income/(loss)	11,898	(87,054)	89,177

Basic earnings/(loss) per share ($)	0.11	(0.81)	0.83

Weighted average number of shares(3)	107,921,298	107,630,752	107,613,610
Common shares outstanding(3)	108,863,613	107,632,337	107,625,468

(1) ‘Charter revenues: sales-type, direct financing and leaseback assets’ are reported net of charter hire classified as ‘Repayment of Investment in sales-type, direct financing & leaseback assets’ under US GAAP, which for the three months ended June 30, 2020 was $14.0 million (three months ended March 31, 2020: $12.0 million; full year 2019: $44.1 million).
(2) Three of our subsidiaries were accounted for as ‘Investment/deficit in associates’ during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of ‘Results in associates’ and ‘Interest income from associates’.
(3) The weighted average number of shares and the number of common shares outstanding excludes approximately 11.8 million shares issued by SFL as part of share lending arrangements in connection with the Company's offering of the 2021 and 2023 Notes. The shares are owned by SFL and will be returned on or before maturity of the Notes in 2021 and 2023, respectively, thus they are excluded in the calculation of earnings per share.

SFL CORPORATION LTD.
SECOND QUARTER 2020 REPORT (UNAUDITED)

BALANCE SHEET	Jun 30,	Mar 31,	Dec 31, 2019
(in thousands of $)	2020	2020	(audited)
ASSETS
Short term
Cash and cash equivalents(1)	152,124	206,474	199,521
Restricted cash	7,994	11,467	3,495
Investment in marketable securities	35,320	60,231	74,079
Amount due from related parties	13,138	14,744	22,399
Investment in sales-type, direct financing & leaseback assets, current portion	62,808	56,990	56,189
Other current assets	47,678	40,836	34,804

Long term
Vessels and equipment, net	1,317,073	1,321,967	1,404,705
Vessels and equipment under finance lease, net	717,417	727,189	714,476
Investment in sales-type, direct financing & leaseback assets, long term	936,496	891,481	938,198
Investment in associates(2)	34,642	30,586	42,161
Amount due from related parties - Long term(2)	306,398	314,000	327,616
Other long term assets	80,024	106,530	67,727

Total assets	3,711,112	3,782,495	3,885,370

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	298,300	257,571	253,059
Amount due to related parties	950	2,584	3,980
Finance lease liability, current portion	70,944	82,395	68,874
Other current liabilities	30,846	51,125	39,923

Long term
Long term interest bearing debt, net of deferred charges	1,292,759	1,336,195	1,355,029
Finance lease liability, long term portion	1,002,558	1,020,177	1,037,553
Deficit in associates(2)	13,260	12,938	—
Other long term liabilities	67,441	85,601	20,583

Stockholders’ equity	934,054	933,909	1,106,369
Total liabilities and stockholders’ equity	3,711,112	3,782,495	3,885,370

(1) Not including cash held by 100% owned subsidiaries accounted for as ‘Investment/deficit in associates’.
(2) Three of our subsidiaries were accounted for as ‘Investment/deficit in associates’ at quarter end. Our investment is a combination of equity classified as ‘Investment/deficit in associates’ and intercompany loans included within ‘Amount due from related parties, long term’.

SFL CORPORATION LTD.
SECOND QUARTER 2020 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Jun 30,	Mar 31,	2019
	2020	2020	(audited)

OPERATING ACTIVITIES
Net income	11,898	(87,054)	89,177
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	32,440	30,773	129,769
Vessel impairment charge	—	80,511	60,054
Adjustment of derivatives to fair value recognised in net income	2,643	23,221	3,449
(Gain) or loss on Investments in debt and equity securities	4,674	13,562	(67,701)
Results in associates	(3,734)	(2,512)	(17,054)
Loss (gain) on sale of assets and termination of charters	25	(2,275)	—
Repayment of Investment in sales-type, direct financing & leaseback assets	14,022	12,003	44,143
Other, net	4,707	(8,919)	8,170
Change in operating assets and liabilities	(18,761)	15,202	(300)
Net cash provided by operating activities	47,914	74,512	249,707

INVESTING ACTIVITIES
Additions to Investment in sales-type, direct financing & leaseback assets	(65,000)	(30)	(211,065)
Purchase of vessels and capital improvements in progress	(16,884)	(23,394)	(39,326)
Proceeds from sale of vessels and termination of charters	—	34,581	—
Cash received from (paid to) associates(1)	8,065	7,876	15,925
Other assets / investments	50,265	(61,737)	64,585
Net cash provided by/ (used in) investing activities	(23,554)	(42,704)	(169,881)

FINANCING ACTIVITIES
Repayments of finance lease liability	(29,070)	(3,855)	(63,663)
Proceeds from long and short term debt	225,000	122,231	458,781
Repayment of long and short term debt	(211,046)	(64,859)	(208,538)
Resale (repurchase) of Company bonds	(33,735)	(31,060)	(80,749)
Discount received on debt repurchased	—	—	1,654
Expenses paid in connection with securing finance	(2,828)	(1,371)	(4,261)
Payments for early settlements of interest rate swaps, net	(4,539)	—	—
Principal settlements of cross currency swaps, net	(11,408)	(298)	(41,769)
Cash received from share issuance	12,659	—	—
Cash dividends paid	(27,216)	(37,671)	(150,659)
Net cash provided by/ (used in) financing activities	(82,183)	(16,883)	(89,204)

Net increase/ (decrease) in cash, cash equivalents and restricted cash	(57,823)	14,925	(9,378)
Cash, cash equivalents and restricted cash at beginning of period	217,941	203,016	212,394
Cash, cash equivalents and restricted cash at end of period	160,118	217,941	203,016

(1) Three of our subsidiaries were accounted for as ‘Investment/deficit in associates’ during the quarter. The ‘Cash received from (paid to) associates’ is only a part of the contribution from these subsidiaries. The net cash balance is recorded under ‘Interest income from associates’ and reflected in the Company’s Income Statement.

100% OWNED SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
SECOND QUARTER 2020 (UNAUDITED)

Please note that full preliminary accounts for SFL Deepwater Ltd (West Taurus), SFL Hercules Ltd (West Hercules) and SFL Linus Ltd (West Linus) are available from the Company's website: www.sflcorp.com

Condensed income statement data for the three months ended June 30, 2020

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Charter revenues - direct financing leases (net of charter hire treated as Repayment of investment in direct financing leases)(1)	3,730	3,947	5,804	13,481
Interest expense, related party(2)	(1,271)	(900)	(1,361)	(3,532)
Interest expense, other	(1,450)	(1,695)	(1,880)	(5,025)
Other items(3)	(1,331)	104	37	(1,190)
Net (loss)/income(4)	(322)	1,456	2,600	3,734
(1) ‘Charter revenues – direct financing leases’ are reported net of charter hire classified as ‘Repayment of investment in direct financing leases’ under US GAAP, which for the three months ended June 30, 2020 was $11.6 million (SFL Deepwater Ltd, $3.9m; SFL Hercules Ltd, $4.2m; SFL Linus Ltd, $3.5m).
(2) ‘Interest expense, related party’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Interest income from associates’.
(3) ‘Other items’ includes credit loss provision of $1.3 million for the three months ended June 30, 2020. From January 1, 2020, the Company adopted the new credit loss accounting standard requiring the Company to measure expected credit losses for financial assets, including vessels and rigs that are classified as investment in direct financing leases.
(4) ‘Net (loss)/ income’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Results in associates’.

Condensed balance sheet data as of June 30, 2020

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Cash and cash equivalents	14,812	—	20	14,832
Investment in direct financing leases	268,456	280,715	366,464	915,635
Other assets	2,090	1,914	131	4,135
Total assets	285,358	282,629	366,615	934,602

Short term and current portion of long term interest bearing debt	15,769	16,154	16,097	48,020
Other current liabilities	5,586	958	2,380	8,924

Long term interest bearing debt	164,263	177,692	207,923	549,878
Long term loans from shareholders, net	113,000	77,564	115,834	306,398

Stockholder's (deficit)/ equity(1)	(13,260)	10,261	24,381	21,382

Total liabilities and stockholder's (deficit)/equity	285,358	282,629	366,615	934,602
(1) ‘Stockholder’s (deficit)/equity’ from these subsidiaries appears in the Company’s consolidated balance sheet as ‘Investment/deficit in associates’.

APPENDIX 1: RECONCILIATION OF ADJUSTED EBITDA
SECOND QUARTER 2020 (UNAUDITED)

Adjusted EBITDA	Three months ended
	Jun 30, 2020
(in thousands of $)	Company (excluding 100% owned associates)	100% owned associates

Net cash provided by operating activities	47,914	8,771
Non cash movements in other assets and liabilities	13,601	7,753
Interest related to Non- Designated Derivatives	5,597	—
Interest expense	32,428	5,025
Interest income, other	(105)	—
Interest (income) expense from associates	(3,532)	3,532

Adjusted EBITDA (1)	95,903	25,081

(1)‘Adjusted EBITDA’ is a non-GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.